UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934
For the month of May, 20 10
Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Translation of registrant’s name into English)
Jalan Japati No. 1 Bandung-40133 INDONESIA

(Address of principal executive office)
[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]
Form 20-F ☑     Form 40-F ☐
[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934]
Yes ☐     No ☑
[If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                    ]

SIGNATURES

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

Perusahaan Perseroan (Persero) PT TELEKOMUNIKASI INDONESIA

(Registrant)

Date May 27, 2010	By	/s/ Agus Murdiyatno

(Signature)
Agus Murdiyatno VP Investor Relations/ Corporate Secretary

PERUSAHAAN PERSEROAN (PERSERO)
PT TELEKOMUNIKASI INDONESIA Tbk.
INVITATION
ANNUAL GENERAL MEETING OF SHAREHOLDERS
AND
EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS
Tel.81/PR000/COP-A0070000/2010
The Board of Directors of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk, domiciled in Kota Bandung (hereinafter referred to as the “Company”), hereby invites shareholders of the Company to attend the Annual General Meeting of Shareholders and Extraordinary General Meeting of Shareholders (the “Meetings”) of the Company, to be held on:

Day/Date	:	Friday, June 11th, 2010
Time	:	14:00 Western Indonesian Time
Venue	:	Aula Pangeran Kuningan Gedung Grha Citra Caraka, 1st Floor Jl. Gatot Subroto Kav.52 Jakarta 12710 — Indonesia
The Meetings will discuss and decide on the following agenda:

A.	Agenda for Annual General Meeting of Shareholders:
1.	Approval of the Company’s Annual Report for the 2009 financial year, including the Board of Commissioners’ Supervisory Report;

2.	Ratification of the Company’s financial statements and Partnership and Community Development Program (Program Kemitraan dan Bina Lingkungan) Annual Report for the 2009 financial year and acquittal and discharge of all members of the Board of Directors and the Board of Commissioners;

3.	Appropriation of the Company’s net income for the 2009 financial year;

4.	Determination of remuneration for members of the Board of Directors and the Board of Commissioners for the 2010 financial year;

5.	Appointment of a Public Accounting Firm to audit the Company’s financial statements for the 2010 financial year, including audit of internal control over financial reporting and appointment of a Public Accounting Firm to audit the financial statements of the Partnership and Community Development Program for the 2010 financial year;

6.	Amendment to the Company’s Article of Association;

7.	Utilization of Treasury Stock from Share Buy Back I-III

B.	Agenda for Extraordinary General Meeting of Shareholders:
Approval for the dismissal and appointment of the members of the Board of Directors and the Board of Commissioners
Notes:
1.	This notice shall be deemed as an invitation to the Meetings for the Company’s shareholders. The Board of Directors will not send separate invitations to the Shareholders.

2.	Those who are eligible to attend the Meetings are the Shareholders (or their proxies) whose names are registered in the Company’s Share Register at 16.00 hours Western Indonesian Time on May 26, 2010 or the registered owners of the security sub account in the depository of PT Kustodian Sentral Efek Indonesia at the closing of trading on the Indonesian Stock Exchange on May 26, 2010.

3.	The Shareholders or their proxies who will attend the Meetings are required to bring a copy of their Collective Share Certificates (“CSC”) and Kartu Tanda Penduduk (“KTP”) or another personal identification document to be presented and submitted to Officer of the Meetings before entering the Meeting room. Institutional shareholders are required to bring a copy of their Articles of Association and any amendments, together with the latest composition of the board of directors.

4.	Shareholders who can not attend the Meetings may be represented by their proxy by presenting a signed copy of the legal proxy letter and a copy of the Shareholder’s identification provided that any members of the Board of Directors or the Board of Commissioners or employees of the Company may act as a proxy in the Meetings, however the votes that they cast as a proxy in the Meeting shall not be taken into account in the voting. The form of the proxy letter is available at the addresses listed in item 5 below during our business hours.

5.	Materials for the Meetings (“Meeting Materials”) are available on the Company’s website at www.telkom.co.id, starting the date hereof. If needed, material for the Meetings are available to be examined during our business hours and can be obtained from the Company by submitting a copy of Collective Shares Certificates and the personal identification to our Investor Relations team at the address bellow:

PT TELKOM INDONESIA Tbk Investor Relations/Corporate Secretary Gedung Grha Citra Caraka Kav.52 Jl. Jend. Gatot Subroto 5th Floor Phone (021) 521 5109 Fax (021) 522 0500 Jakarta 12710	PT DATINDO ENTRYCOM Wisma Dinners Club Annex Jl. Jend. Sudirman Kav.34-35 Jakarta 10120 Telp. (021) 570 9009 Faks. (021) 570 9026-28
6.	To help us conduct the Meetings in an orderly and timely manner, the Shareholders or their proxies are kindly requested to be present thirty (30) minutes prior to the time of the Meeting.
Bandung, May 27, 2010
PT TELKOM INDONESIA Tbk.
Board of Directors